June 8, 2015

Amanda Ravitz, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Boxlight Corporation (formerly known as Logical Choice Corporation)
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted April 21, 2015
CIK No. 0001624512

Dear Ms. Ravitz:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated May 11, 2015 (the “Comment Letter”), to Mark Elliott, Chief Executive Officer of Boxlight Corporation (f/k/a Logical Choice Corporation). (the “Company”) regarding Amendment No. 2 to the Confidential Draft Registration Statement on Form S-1, submitted by the Company on April 21, 2015.

This letter sets forth each comment of the Staff from the Comment Letter (numbered in accordance with the Comment Letter). Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made. The Company is concurrently submitting via EDGAR this letter and Registration Statement on Form S-1.

Our history and proposed acquisitions, page 6

1. Refer to the ownership chart on page 7. If any of the relationships are not 100% ownership, please indicate this fact and identify any other major stockholders at each level of your structure.

RESPONSE: We have revised the chart to indicate where ownership is less than 100% and have identified any other major stockholder. There is no holder of Everest Display, Inc. who will own 10% or more of the shares of Everest Display, Inc. upon consummation of the acquisition. There are three entities formed and located in China that will hold the remaining 31.31% of Everest Technology Ltd. We will identify in our next amendment which of those entities owns 10% or more of Everest Technology Ltd.

Acquisition of Genesis, page 7

2. We note your response to prior comment 4. However, your disclosure remains unclear as to whether the one share of common stock of the Delaware subsidiary retained by Vert Capital will be transferred. If so, please tell us when and how the share will be acquired by Boxlight Parent.

RESPONSE: We have revised the disclosure to include the following:

“Vert Capital will not transfer this one share of capital stock of LCC – Delaware. Therefore, Boxlight Parent will have no interest in LCC - Delaware.”

3. Please revise your prospectus disclosure to clarify the percentage of ETL shares that you will own following the purchase of ETL shares from K Laser International Co., Ltd.

RESPONSE: We have made the revisions as requested throughout the prospectus.

Our suppliers may not be able to always supply..., page 14

4. We note your response to prior comment 8. Please revise this risk factor to provide more up-to-date disclosure regarding the status and size of any backlogs. In addition, please discuss whether you have attempted to identify and secure additional suppliers to prevent future shortages.

RESPONSE: The backlog issue disclosed in our original submission has been resolved and all orders have been filled. Additionally, we have established additional vendors to avoid future material shortages.

An affiliate is in liquidation..., page 16

5. We note your revised disclosure in response to prior comment 9. Please further revise the final two sentences of this risk factor to clarify the meaning of your statements that the acquisition will not be impacted by the liquidation, a successful claim by creditors and/or the inactive status of the Delaware LLC. While the identified factors may not influence your decision to proceed with the transaction, it does appear that the factors may impact or affect the company. Please advise or revise to clarify.

RESPONSE: We have revised the disclosure to clarify that although the acquisition will not be impacted, if the creditors have a successful claim and we are held liable for payment, such payment could have an adverse impact on our financial condition.

Our Articles of Incorporation..., page 22

6. Please expand your disclosure to explain the consequences to a stockholder if an agreement regarding “reasonable fees” cannot be reached between the stockholder and you prior to commencement of a litigation proceeding.

RESPONSE: We have expanded the disclosure under Description of Capital Stock—Articles of Incorporation Provision Regarding Attorneys’ Fees to address the Staff’s comment.

7. Further, please tell us the basis in Nevada law upon which you are relying in adopting this apparent limitation to shareholder rights.

RESPONSE: We are relying on NRS 78.037, which provides as follows:

NRS 78.037 Articles of incorporation: Optional provisions. The articles of incorporation may also contain any provision, not contrary to the laws of this State:

1. For the management of the business and for the conduct of the affairs of the corporation;

2. Creating, defining, limiting or regulating the powers of the corporation or the rights, powers or duties of the directors, the officers or the stockholders ... .

Confidential Amendment 2 to Form S-1 submitted on April 21, 2015

Unaudited Pro Forma Combined Financial Statements, page 28

Notes to Unaudited Pro Forma Combined Financial Statements, page 31

(6) Purchase Price Allocation, page 32

8. We note your response to prior comment 12. Notwithstanding your response, we continue to note that the assumed gross offering proceeds of $15 million from the sale of 17,250,000 shares as detailed on the cover page represents a price of $.87 per share, which differs significantly from the $10.00 per share valuation you present elsewhere. Please reconcile these amounts or revise the filing as appropriate.

RESPONSE: In the offering, we will be selling 1,500,000 shares at $10 per share for total proceeds of $15,000,000. The per share price of $10 was determined based on an $80,000,000 valuation, provided to us by our underwriters, divided by the pre-money shares of 7,996,798, resulting in a per share price of approximately $10. The cover page reflects a maximum offering price of $15,000,000 on the 1,500,000 shares to be sold in the offering, and $2,250,000 from 225,000 over-allotment shares, if exercised.

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9. We note your response to prior comment 14. You state that you believe that Boxlight Corporation is not a new entity formed to effect a business combination. We note that Boxlight Corporation was formed on September 18, 2014. Please explain to us the nature of any discussions that had taken place at that point regarding any of the business combinations scheduled to take place at the closing of the offering. Provide us with background as to how the management of Boxlight Corporation came to negotiate the acquisition of a controlling interest in Everest Display. Provide an overview of the nature of the discussions from September 18, 2014 to October 31, 2014 (the date of the agreement with Everest Display).

RESPONSE:

Genesis Collaboration, LLC (“Genesis”), a Georgia limited liability company, organized in September 2011, 100% owned by Vert Capital Corp. (“Vert”), is a technology provider that sells interactive whiteboard systems, interactive tables, interactive and standard projectors, audio systems, data loggers, software, assessment and student response systems to schools, training facilities and workplaces around the world. Genesis sells Everest Display’s products in North America. Before Boxlight Corporation was formed by Vert on September 18, 2014, Vert and the management of Genesis were actively seeking merger and acquisition opportunities to expand its business. They met with approximately 30 potential target acquisition companies and began negotiations to determine the initial companies to acquire.

Before the agreement was signed on October 31, 2014, Vert and Genesis had numerous discussions with the acquisition targets (including Everest Display and Globisens) on the following:

●	The proposed structure of the merger entities;

●	The combined entity’s business plan going forward;

●	Funds to be raised by the combined entities under private or public offerings;

●	Formation of a Delaware or Nevada company for a public transaction;

●	Terms of the merger, including purchase price, percentage of ownership and who is taking the control position, etc.;

●	To hire experienced executives and employees to run the combined entity.

After Vert and Genesis identified Everest Display as one of the potential acquisition targets, the parties discussed how each can benefit from the merger transaction. Vert has funding resources in the US and continues to look for additional investment opportunities. Genesis has an established business in the US with distribution channels in North America, but it does not have its own brand. Everest Display has an established brand in Asia but finds it difficult to penetrate the North American market. The majority owner of Everest Display, Mr. Kuo, has other successful businesses in Asia and was looking for a partner in the US who can take over to grow the company. Vert and Genesis convinced Mr. Kuo that with their resources (investors and distribution channels), together with Everest Display’s brand, and an experienced operating team, a synergy can be created for a potential greater and bigger company. Mr. Kuo was willing to give up his control of Everest Display so he can spend more of his time focusing on his other business in Asia; even though his ownership is smaller he will still maintain a fair share in a larger combined entity in the same line of business.

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During the period from September 18, 2014 to October 31, 2014, the parties (Vert, Genesis and Everest Display) had discussions regarding the following:

●	Status of audit and legal due diligence;

●	Finalizing the terms of the merger agreement;

●	Timing and details of IPO;

●	Confirming that Mr. Kuo will step down as the CEO of Everest Display;

●	Confirming that the majority of Everest Display board seats will be designated by Vert;

●	Engagement of investment banker and underwriters for IPO;

●	Confirming that the professional fees for IPO will be Boxlight Parent’s responsibility.

10. You state in your response to prior comment 14 that you believe Boxlight Corporation is a not a new entity formed to effect the business combinations in large part because Boxlight Corporation will be the entity that raises capital, issues equity to various unrelated investors and pays cash to effect the transaction. However, we note that as of December 31, 2014, the only capital raised by Boxlight Corporation is $2,560 relating to the issuance of initial shares of common stock in exchange for promissory notes. We note from your disclosure on page 7 that the consummation of this offering is dependent on the consummation of the Boxlight (Everest Display) and Globisens transactions. Finally, we note your disclosure on page 3 that “Boxlight Parent was incorporated...for the sole purpose of acquiring the equity of Boxlight, Globisens and Genesis” (emphasis added) and that prior to this prospectus, Boxlight Parent “has conducted no operations.” Based on these factors, it is not clear to us how you have concluded that Boxlight Corporation is not a new entity formed to effect the business combinations. In this regard, it appears that in substance, Boxlight (Everest Display) and Globisens are effectively raising capital with Boxlight Corporation being a new entity formed to effect the combination. Please explain to us the basis for your conclusion that there is substance to the newly formed entity that is separate from the proposed business combination transactions.

RESPONSE:

We believe that Boxlight Parent is the acquirer under the proposed transaction, because it is a company with substance rather than a new corporation formed solely to issue equity interests. Vert formed the entity and agreed to contribute Genesis, an already established business, to effect the transaction. Vert formed Boxlight Parent as a more appropriate IPO vehicle than Genesis, a Georgia limited liability company, and we have revised our disclosure accordingly. Once Boxlight Parent was formed, Boxlight Parent, along with Genesis (a company under common control), without any contribution from any of the acquisition targets, conducted the following activities that we consider separate from the proposed business combination transactions and are geared towards building up and enhancing Boxlight Parent’s platform:

●	Hired an executive management team with more experience in the education market than the management teams of the potential acquisition targets;

●	In the process of acquiring Netsuite One World an ERP system, which includes multi-language translation features and multi-currency transaction adjustments and gives Boxlight Parent flexibility to easily add in additional companies. Currently, Boxlight USA uses Netsuite;

●	Implemented a CRM system now in use and to benefit any additional new business in the future;

●	Developed roadmaps of complementary products and hardware solutions that will benefit Boxlight Parent.

●	Mapped out Boxlight Parent’s future operations and established new distribution channels in different countries and territories;

●	Established Boxlight Parent’s policies, processes and procedures;

●	Continues promoting high-technology education related products;

●	Negotiated agreements to facilitate the distribution channels;

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●	Set up network of installers in the United States to be used by all value added resellers to be acquired now or in the future;

●	Developed a business plan and key strategies to be a leader in the education and technology market in the United States and internationally;

●	Committed to and is currently in the process of building an expanded distribution system;

●	Continues to introduce and market complementary products;

●	Analyzing companies for future acquisitions, currently have approximately 10 targets;

●	Created website to establish brand;

●	All Boxlight Company decisions are made to promote its business and provide to its sales reps, resellers and customers, from one source, the products, services and training they need.

In summary, we believe that all of the above are pre-combination activities conducted separate from the business combination transaction. We have reviewed details of ASC 805-10-55-10 through 805-10-55-14 and concluded that Boxlight Parent is correctly being viewed as the accounting acquirer. We have also reviewed ASC 805-10-55-15, which states that a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer. It is our belief that Boxlight Parent has had significant separate activities outside of the scope of these acquisitions and should be deemed as the acquirer.

Regarding Boxlight Parent’s financing and operating activities:

As of the date of this letter, Boxlight Parent has raised $589,179 through debt financing from various investors to cover the costs of IPO. Details of the $589,179 include:

Creditor	Amount
Vert and its investors	$349,179
Sy Silverstein, an unrelated individual	90,000
Mark Elliott	50,000
Total	$589,179

Boxlight Parent also has outstanding payables to various vendors in the amount of $597,000 as of the date of this letter. Since inception, Boxlight Parent has incurred total expenses of approximately $1.2 million.

Currently, consummation of this offering is dependent on the consummation of the Boxlight (Everest Display) and Globisens transactions. However, Boxlight Parent will continue to move forward with its business plan to sell high-technology products into the education market, even if this transaction is not consummated.

We researched and found the following to support that a new entity formed to effect a business combination could be considered as the acquirer:

a. Meeting minutes from a joint meeting between AICPA SEC Regulation Committee and the SEC Staff dated October 29, 2001 – Discussion Document C (We attached this document to the response letter, please see Exhibit A)

●	In a letter dated August 16, 2001, then Chief Accountant Lynn Turner provided the staff’s preliminary views in urging the EITF to address various implementation issues involving SFAS 141 and 142. The following excerpt from that letter provided the following as the staff’s views:

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Determining the Acquirer

Newco as Acquirer – Paragraph 19 of SFAS No. 141 includes a prohibition against identifying a Newco as being the acquirer in a business combination, consistent with paragraph 71 of APB Opinion No. 16. The Staff continues to believe however, that when a Newco has any precombination activities that are deemed to be significant, the Newco cannot be viewed as a new corporation solely formed to issue stock to effect a business combination and therefore could be deemed the accounting acquirer.

●	In a letter dated September 13, 2001, Tim Lucas, FASB Director of Research and Technical Activities provided the following FASB staff comments related to those SEC staff views:

Determining the Acquirer

“Newco” as Acquirer - The FASB staff believes that the SEC’s analysis of this item is consistent with the intent of FAS 141.

Conclusion from the Company: We believe that Boxlight Parent has precombination activities, as described earlier, that are deemed to be significant and Boxlight Parent cannot be viewed as a new corporation solely formed to issue stock to effect a business combination and therefore could be deemed the accounting acquirer

b. EY’s Financial reporting developments A comprehensive guide Business Combination December 2014 (We attached this document to the response letter, please see Exhibit B)

Paragraph 3.2.2.4 stated:

“the Newco may be the accounting acquirer if it is determined to be substantive. If the new entity has been involved in significant pre-combination activities (e.g., raising capital, identifying acquisition targets, negotiating transactions, and promoting the business combination) then it would be considered substantive and could be the accounting acquirer.”

“if the new company raises debt financing for use as consideration in an acquisition transaction, that financing activity would qualify as a significant pre-combination activity.”

“a Newco often is considered to be substantive (and therefore the accounting acquirer) if it survives the transaction (i.e., the Newco is not transitory).”

Illustration 3-9 and 3-10:

A private equity firm (PE) has been negotiating to acquire Target and to raise the necessary capital from financial institutions to complete the transaction. PE forms Newco, which is capitalized with cash from PE. The purpose of forming Newco is to force all the shareholders of Target to participate in the exchange rather than completing a tender offer, through which PE cannot compel complete participation.

Target is owned 90% by the public and 10% by management (who will continue with Newco). Target issues debt prior to the combination, which equates to 20% of the total expected financing of the combination. Newco merges with Target and Target is the surviving entity. Target’s shareholders receive cash in exchange for all outstanding Target shares. PE controls the combined entity.

In addition to being capitalized with cash from PE, Newco (instead of Target) raises the debt financing and survives the transaction as a parent of Target.

Analysis – In this case, Newco would be considered to have significant pre-combination activities and would be considered the accounting acquirer. As a result, Target’s post-combination financial statements would reflect a new basis in Target’s net assets.

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Conclusion from the Company: We believe that Boxlight Parent conducted all “significant pre-combination activities” indicated in this document: raising capital, identifying acquisition targets, negotiating transactions, and promoting the business combination. The financing activities conducted by Boxlight Parent qualify as a significant pre-combination activity. Boxlight Parent will survive after the transaction and it is not transitory.

c. Deloitte’s A Roadmap to Accounting for Business Combinations and Related Topics Updated December 2009 – Example 2-5 NewCo as Acquirer (We attached this document to the response letter, please see Exhibit C)

Company C, an investment company, and several unrelated investors form a new entity (“NewCo”) by contributing cash in exchange for equity interests of NewCo. NewCo subsequently secures debt financing from a third-party bank. Using the cash contributions and debt financing, NewCo negotiates and acquires a controlling interest in an unrelated company, Company D. NewCo survives the acquisition and becomes the new parent to D. On the basis of the available evidence, the parties to the transaction might determine that NewCo is a substantive company rather than a new corporation formed solely to issue equity interests. If so, NewCo would be deemed the acquirer.

Conclusion from the Company: We believe that we have a very similar case here. Vert, an investment company, and several unrelated investors form a new entity (“Boxlight Parent”) by contributing cash in exchange for equity interests of Boxlight Parent. Boxlight Parent subsequently secures debt financing from both related parties and third-party investors. Using the cash contributions and debt financing, Boxlight Parent negotiates and acquires a controlling interest in an unrelated company, Everest Display and Globisens. Boxlight Parent survives the acquisition and becomes the new parent to Everest Display and Globisens.

In summary, we believe our research supports that Boxlight Parent could be considered as the accounting acquirer.

Research and Development, page 44

11. Please disclose the anticipated cost and estimated time for completion of the new platform development.

RESPONSE: We have made the revisions requested by the Staff.

Manufacturing and Logistics, page 44

12. Explain in more detail what you mean when you say that facilities are “available to” you.

RESPONSE: We have deleted the term “available”, and revised to clarify that the facilities are our current facilities.

Sales and Marketing, page 44

13. Please disclose the size and geographic scope of your combined sales force.

RESPONSE: We have included the disclosure requested by the Staff.

Certain Relationships and Related Party Transactions, page 61

14. Please tell us if and how Mr. Kuo, the controlling stockholder of K Laser Corp., is related to Ms. Kuo, your director.

RESPONSE: Ms. Kuo is the daughter of Mr. Kuo.

Exhibits

15. Your responses to prior comments 22 and 24 are unclear as to whether the material agreements that you have filed as exhibits are complete and final versions. Please advise.

RESPONSE: Not all of the material agreements have been filed as complete versions. We are in the process of completing these exhibits and will file any missing agreements and/or schedules and exhibits to those agreements by amendment.

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If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (404) 891-1122. In addition, please contact Mitchell S. Nussbaum of Loeb & Loeb LLP at (212) 407-4159 if you have any questions or require additional information.

Sincerely,

BOXLIGHT CORPORATION

By:	/s/ Mark Elliott
Name:	Mark Elliott
Title:	Chief Executive Officer

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